Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

March 17, 2016

Exhibit 99.1

Diebold, Incorporated

North Canton, Ohio, United States of America

Announcement pursuant to section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

On February 5, 2016, Diebold, Incorporated, North Canton, Ohio, United States of America (the “Bidder”) has published the offer document for its voluntary public takeover offer in the form of a combined cash and exchange offer (“Takeover Offer”) to the shareholders of Wincor Nixdorf Aktiengesellschaft, Paderborn, Germany (“Wincor Nixdorf”) regarding the acquisition of all of their no-par value bearer shares in Wincor Nixdorf each with a notional interest in the share capital of EUR 1.00 (ISIN: DE000A0CAYB2) (“Wincor Nixdorf-Shares”) for a consideration of EUR 38.98 in cash and 0.434 shares of the Bidder (ISIN: US2536511031) for each Wincor Nixdorf-Share. The acceptance period for this Takeover Offer expires on March 22, 2016 at 24.00 hours (CET), unless extended pursuant to applicable law. In case of a settlement of the Takeover Offer, tendered Wincor Nixdorf-Shares will be transferred pursuant to the terms of the offer document directly from the tendering shareholders of Wincor Nixdorf to Diebold Holding Germany Inc. & Co. KGaA, a wholly-owned subsidiary of the Bidder.

1.	As of March 17, 2016, 14:00 hours (CET) (“Reference Date”) the Takeover Offer has been accepted for a total of 8,946,738 Wincor Nixdorf-Shares. This corresponds to approximately 27.04 % of the share capital and voting rights of Wincor Nixdorf.

2.	As of the Reference Date, the Bidder held no Wincor Nixdorf-Shares directly. This corresponds to 0 % of the share capital and voting rights in Wincor Nixdorf.

3.

As of the Reference Date, the Diebold Incorporated Pension Master Trust, a person acting jointly with the Bidder within the meaning of section 2 para. 5 sentence 1 and 3 of the German Securities Acquisition and Takeover Act, held 4,100 Wincor Nixdorf-Shares

(4,100 Wincor Nixdorf-Shares thereof were already held at the date of publication of the Takeover Offer). This corresponds to 0.012 % of the share capital and voting rights in Wincor Nixdorf which will be attributed to the Bidder in accordance with section 30 para 1 sentence 1 no. 1 sentence 3 of the German Securities Acquisition and Takeover Act.

4.	As of the Reference Date, the Wincor Nixdorf Facility GmbH, a subsidiary of Wincor Nixdorf, a person acting jointly with the Bidder within the meaning of section 2 para. 5 sentence 1 of the German Securities Acquisition and Takeover Act, held 3,268,777 Wincor Nixdorf-Shares (3,268,777 Wincor Nixdorf-Shares thereof were already held at the date of publication of the Takeover Offer) (“Treasury Shares”). This corresponds to approximately 9.88 % of the share capital and voting rights in Wincor Nixdorf. Wincor Nixdorf Facility GmbH is a wholly owned, indirect subsidiary of Wincor Nixdorf. Therefore, in accordance with sections 71b, 71d sentences 2 and 4 of the German Stock Corporation Act (Aktiengesetz, AktG), Wincor Nixdorf Facility GmbH is not entitled to any rights arising out of these Treasury Shares. Wincor Nixdorf and Wincor Nixdorf Facility GmbH entered into a Blocked Account and Non-Tender Agreement with the Bidder in which they agreed, among others, not to tender the Treasury Shares in the course of the Takeover Offer.

5.	In addition, as of the Reference Date, neither the Bidder nor any person acting jointly with the Bidder within the meaning of section 2 para. 5 of the German Securities Acquisition and Takeover Act nor their subsidiaries held Wincor Nixdorf-Shares nor were any additional voting rights of Wincor Nixdorf-Shares attributed to them in accordance with section 30 of the German Securities Acquisition and Takeover Act. Further, as of the Reference Date, neither the Bidder nor any person acting jointly with the Bidder within the meaning of section 2 para. 5 of the German Securities Acquisition and Takeover Act nor their subsidiaries held neither directly nor indirectly any instruments within the meaning of section 25 of the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) and therefore held no further, in accordance with sections 25, 25a of the German Securities Trading Act reportable, voting rights in relation to Wincor Nixdorf.

The total number of Wincor Nixdorf-Shares and voting rights of the Bidder arising out of Wincor Nixdorf-Shares for which the Takeover Offer was accepted until the Reference Date plus Wincor Nixdorf voting stock (i.e. excluding Treasury Shares) held by the Bidder and any jointly acting person with the Bidder within the meaning of section 2 para. 5 of the German Securities Acquisition and Takeover Act or their subsidiaries amounts to 8,950,838 Wincor Nixdorf-Shares. This corresponds to approximately 27.05 % of the share capital and voting rights in Wincor Nixdorf.

North Canton, March 17, 2016

Diebold, Incorporated

IMPORTANT NOTICE FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold, Incorporated (“Diebold”) has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the Takeover Offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the offer document in German in connection with the Takeover Offer. Diebold has published the German offer document on February 5, 2016.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, upon request, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf-Shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Exhibit 99.2

Diebold – Social Media Communications, LinkedIn

The following communications were or will be made available by posts on LinkedIn:

Post 1:	Diebold’s voluntary public takover offer for Wincor Nixdorf shares is gaining traction. Our conversations with investors have been positive on both sides of the Atlantic. They like the strong industrial logic of the combination, our services-led approach to financial self-services, our complimentary geographic presence, and the opportunity to create shareholder value through significant cost synergies. To learn more about the combination, please visit https://lnkd.in/bFqrzU2 important info http://dbdinc.co/21cfGQa

[Link to https://www.linkedin.com/hp/update/6116121609045565440]

Post 2:	“This is the deal that needed to happen in the industry.” Andy Mattes went on Squawk Box on CNBC to talk ATMs, business combinations and the future of the industry. Watch the entire interview here: http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://www.linkedin.com/hp/update/6116253581315182592]

Exhibit 99.3

Diebold – Social Media Communications, Twitter

The following communications were or will be made available by posts on Twitter:

Tweet 1:	#Diebold CEO on @SquawkCNBC Europe discusses future of $DBD & industry. http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/status/710485848647667712]

Tweet 2:	Car #loans on #ATMs? We tell @SquawkCNBC Europe how. http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa $DBD

[Link to https://twitter.com/DieboldInc/status/710501466746671110]

Tweet 3:	CEO interview w/ @SquawkCNBC Europe: #ATMs a driver for industry change: http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/status/710525878506115072]

Tweet 4:	“The deal the industry needs.” Watch #Diebold CEO on @SquawkCNBC Europe: http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/dieboldInc/]

Tweet 5:	INTERVIEW: #Diebold CEO talks business combo w/ @SquawkCNBC Europe: http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/dieboldInc/]

Exhibit 99.4

The future of ATMs

Andy Mattes, CEO of Diebold, says the ATMs of tomorrow will replace human bank tellers.

Transcript of Interview with CEO Andy Mattes for CNBC

Karen Tso:	Let me ask you about ATMs and just where they are in 2016. Because we’ve got a whole bunch of disruption happening from online payments, other types of payments from mobile wallets. Do you still see the same level of growth, or are ATMs also going to be disrupted much like branches were disrupted by ATMs?

Andy Mattes:	As a matter of fact, ATMs are the main driver for change in the branch. We help banks to drive to what’s called branch automation. We help them to connect to all type of payments. It’s called omnichannel solutions.

If you think about it, there’s roughly 12,000 startups in the FinTech industry. Who do banks turn to to find their way for true North in how to embrace new software opportunities? It’s companies like ourselves. So we will be the trusted advisor. We’ll be the powerhouse in our industry. And we help our customers, the banks, to transform as their customers are changing.

Karen Tso:	As a customer, we spend a lot of time with the teller these days. It’s a main interface with the bank. Do you see the teller doing more for us down the track? Can the ATM actually deliver more than just give us cash and give us a receipt?

Andy Mattes:	The ATM of tomorrow is going to replace the teller. It can do approximately 90% of what the human being can do. And it’s going to be your branch in a box. You’re going to be putting money into the machine. You’re going to be able to do car loans on the machine. So you’re going to be able to open accounts on the machine, and by the way, get your bank card right there and then.

Karen Tso:	What do you mean we could do car loans on an ATM? How does that work? Because there’s a ton of paperwork if you want to go and get a car loan out.

Andy Mattes:	That’s the exciting thing. The new machines will identify yourself. You can put your passport on it. You can put — they can scan documents. You can literally do everything online that you would have been able to do in front of a human being. And for the banks, at a fraction of the cost. A transaction at the teller costs you around about $0.65. A transaction at the machine is $0.08.

Stephen Sedgwick:	Look, I think this is really interesting time for you to be over here as well. You’re a long way from Ohio. And are you going to get your deal? That’s the point. Are you going to get this acceptance up to 75% support levels.

I think, Andy, you’ve said pretty much we are not going lower than 75%. But you haven’t got an anchor shareholder backing you at the moment. They’re holding off. What are they holding off for? More money?

Andy Mattes:	No, this is just a normal game. The professional money tenders in the last 48 to 24 hours. We just been on the road trip. I’ve spoken to approximately 50% of the capital in Wincor. Every one of the shareholders is extremely excited. One of the shareholders gave me a great quote, which is, this is the deal that needed to happen for the industry. We’re very confident we’re going to get the deal over the goal line.

Stephen Sedgwick:	I think it is the deal that the industry needs, as well. But I think it’s more of a defensive point of view, perhaps, than what you explained to Karen there as well, if I may say so. I think branch closures are happening aggressively. I think automation means that people don’t want so much physical.

And I think you agree with that in some ways, because software and services, I know that that’s something you’re looking at rather than just traditional ATMs as well. So in order to get on board and help these multitude of people, whether it be Apple Pay, whether it be Blockchain, you name it, I think you do need this deal as well. But do the shareholders, you think they’re on board as well, and you think the synergies are going to be enough to convince them to do it?

Andy Mattes:	Synergies are extremely exciting. We’re talking about $160 million. They’re on the cost side. We’ve got good line of sight to generating those synergies. Shareholders are very much exciting. It’s a great premium, it’s a great opportunity.

And it provides a transformation for the company. More than $3 billion of our combined revenue going forward is going to come from services and software. Very predictable revenue streams, and very transformative and very sticky with the customer base.

[Link to http://video.cnbc.com/gallery/?video=3000502338]

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervsiory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and

Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

This communication may outline certain key German tax principles related to the participation in the voluntary public tender offer that may be or may become relevant to holders of shares of Wincor Nixdorf. Any discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this communication does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. This communication is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.